SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: March 23, 2011

China Kanghui Holdings Acquires Majority Stake in Beijing Wei Rui Li Medical Device Co., Ltd.

Transaction to Speed Entrance into Joint Reconstruction Market

CHANGZHOU, CHINA, March 23, 2011 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced that it has acquired a majority stake in Beijing Wei Rui Li Medical Device Co., Ltd. (“Wei Rui Li”), a provider of approved hip and knee systems in China. The Company expects to acquire 60% of Wei Rui Li. Pursuant to the share purchase agreement, the Company has the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the achievement of certain milestones. The transaction is expected to close by March 31, 2011, subject to all conditions set out in the share purchase agreement being satisfied.

Libo Yang, Chief Executive Officer of Kanghui commented, “Today’s announcement is a key component of our plan to launch a full line of reconstruction products in China and in international markets over the next three years. With this acquisition, we expect to launch our first joint implant product into the Chinese market by early 2012, which offers Kanghui another driver for future growth.

“By combining our manufacturing, sales and distribution infrastructure with Wei Rui Li’s proven product development capability, we believe that Kanghui and Wei Rui Li can make significant inroads in the reconstruction market in China. We expect to offer sophisticated instrumentation, affordable pricing and products specifically tailored to Asian anatomy, which we believe constitute very competitive offerings in this sector.”

Chen Yu, Chief Business Officer, continued, “Together with our recently established exclusive partnership with Consensus Orthopedics, we are putting the pieces in place to address this compelling and underserved market. By offering a full range of joint reconstruction products, including those that are US FDA approved, we intend to become a leader in this critical segment of the orthopedic market both in China and our international markets. Ultimately, this bolsters our ability to become the premier domestic orthopedic provider in China.”

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 27 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, Kanghui’s expected completion date of the proposed acquisition of Wei Rui Li, the expected time for Kanghui to launch its first joint implant product, and the effectiveness and synergy of the proposed acquisition of Wei Rui Li to strengthen the Company’s product offerings and market leading positions and to improve its profits and future prospects. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, in addition to those results discussed in the Company’s periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Kanghui Investor Relations Department: 646-416-6822

ICR, LLC

In the U.S.: Ashley Ammon De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510